Exhibit 99.1

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In August 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Xinyuan Real Estate Co., Ltd. or our operating entities, including the VIEs, (ii) the governmental entities in China do not have a controlling financial interest in Xinyuan Real Estate Co., Ltd. or our operating entities, including the VIEs, (iii) none of the members of the board of directors of Xinyuan Real Estate Co., Ltd. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Xinyuan Real Estate Co., Ltd. or our operating entities, including the VIEs contains any charter of the Chinese Communist Party.

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